

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2024

Robert Kiernan
Chief Financial Officer
Global Medical REIT Inc.
7373 Wisconsin Ave, Suite 800
Bethesda, MD 20814

> **Re: Global Medical REIT Inc.**
> **Form 10-K for the year ended December 31, 2023**
> **Filed on February 28, 2024**
> **File No. 001-37815**

Dear Robert Kiernan:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction